

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 1, 2008

Mr. Phillip Hamilton
Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA 93610

RE: **Form 8-K Item 4.01 and 4.02 filed September 16, 2008**
      Form 8-K/A Item 4.01 and 4.02 filed September 17, 2008
      Form 8-K/A Item 4.01 filed September 17, 2008
      Form 8-K/A Item 4.01 and 4.02 filed September 30, 2008
      File #333-83231

Dear Mr. Hamilton:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We have reviewed your response to prior comment 2. It does not appear that you have disclosed whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement as required by Item 304(a)(1)(iv) of Regulation S-K. As such, please amend your Item 4.01 Form 8-K to revise your disclosure accordingly. When you file your amended Form 8-K, please include all disclosures required by Item 304 of Regulation S-K within the Form 8-K, including the disclosures regarding the engagement of new accountants.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant